UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

RESULTS 1Q21

May 11th, 2021

Telefônica Brasil S.A.
Investor Relations

1Q21 HIGHLIGHTS

Efficiency in executing the commercial strategy ensures outstanding operating performance and consolidates the Company as a digital telco

•	Total customer base was up by 2.9% y-o-y, reaching 96 million accesses;
•	FTTH accesses totaled 3,746 thousand (+41.2% y-o-y), with a record 368 thousand net additions in 1Q21;
•	Launch of Vivo Pay and Vida V, and partnerships with Itaucard, Dotz and CDF, strengthen Vivo’s positioning as a digital services hub;
•	Postpaid accesses grew 5.2% y-o-y and accounted for 57.7% of total mobile accesses, with a market share of 37.0% (total mobile market share of 33.1% in Mar/21);

•         FTTH coverage available in 276 cities (+10 in 1Q21) with 16.3 million HPs (+4.6% y-o-y).

Net revenue shows an inflection point and resumes growth in the quarter, driven by the performance of core businesses[1]

•	Core business revenue accelerated in 1Q21 (+4.7% y-o-y) and already accounts for 88% of total revenue, +4 p.p. y-o-y;
•	Net revenue increased 0.2% y-o-y in 1Q21, underscoring the successful transformation of Vivo’s revenue profile;

•         FTTH revenues exceeded R$1 billion (+61.2% y-o-y), capturing recent investments in fiber. IPTV revenue came to R$325 million (+25.9% y-o-y).

Ongoing focus on cost control leading to a continued decline trajectory, supported by digitalization and process automation

•	Cost of services and products sold[2] reflect improved commercial activity and partnerships;
•	Costs from operations[3] declined 5.0% y-o-y in 1Q21, capturing the benefits of automation and digitalization of customer services;

•         EBITDA[4] totaled R$4,455 million (+0.5% y-o-y) in 1Q21, with a margin of 41.1%.

Assertive allocation of investments and higher cash generation ensure robust returns to shareholders

•	Investments of R$1,943 million in 1Q21, mainly allocated to expand highspeed infrastructure and connect customers;

•         Free cash flow totaled R$2.2 billion (+3.7% y-o-y in 1Q21), reflecting effective financial management;

•	R$700 million in IOC already declared until April 2021, combining robust earnings distribution with strong value creation for shareholders.

1 Total Revenue excluding fixed voice, xDSL and DTH.

2 Services: digital content, regulatory taxes, interconnection and B2B services; Products sold: handsets, accessories and B2B equipment.

3 Personnel Costs, Commercial and Infrastructure, Provision for doubtful account, G&A and Other operating revenues (expenses). Excludes the positive effect related to the sale of towers and rooftops in the amount of R$75.7 million in 1Q20 (-6.5% y-o-y excluding this effect).

4 Excludes the positive effect related to the sale of towers and rooftops in the amount of R$75.7 million in 1Q20.

2

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the first quarter of 2021, presented in accordance with the International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The spreadsheet with the data is available on our Investor Relations website: http://ri.telefonica.com.br/en/results-and-notices/results-center.

Highlights[5] [6][7][8]

Consolidated in R$ million	1Q21	1Q20	∆% YoY
Net Operating Revenue	10,849	10,825	0.2
Core Revenue[1]	9,563	9,131	4.7
Mobile Revenue	7,147	7,070	1.1
Fixed core revenue	2,416	2,060	17.2
Non-core Revenue[2]	1,286	1,694	(24.1)
Recurring Total Costs[3]	(6,394)	(6,393)	0.0
Reported Total Costs	(6,394)	(6,318)	1.2
Recurring EBITDA[3]	4,455	4,431	0.5
Recurring EBITDA Margin[3]	41.1%	40.9%	0.1 p.p.
Reported EBITDA	4,455	4,507	(1.1)
Reported EBITDA Margin	41.1%	41.6%	(0.6) p.p.
Net Income	942	1,153	(18.3)

CAPEX | EX-IFRS 16	1,943	1,648	18.0
Free Cash Flow[4]	2,199	2,120	3.7

Core Revenue / Net Revenue	88.1%	84.4%	3.8 p.p.
Non-core Revenue / Net Revenue	11.9%	15.6%	(3.8) p.p.

Total Subscribers (Thousand)	95,809	93,082	2.9
Core Subscribers	85,816	80,529	6.6
% / total accesses	89.6%	86.5%	3.1 p.p.
Non-core Subscribers	9,993	12,553	(20.4)
% / total accesses	10.4%	13.5%	(3.1) p.p.

1 Total Revenue excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

3 Excludes the positive effect related to the sale of towers and rooftops in the amount of R$75.7 million in 1Q20.

4 Free cash flow after payment of Leasing. Excludes R$470 million received from the sale of towers and rooftops in 1Q20.

3

MOBILE BUSINESS[9]

Operating Performance

Thousand	1Q21	1Q20	∆% YoY
TOTAL MOBILE SUBSCRIBERS	79,682	74,749	6.6
Postpaid	46,013	43,725	5.2
M2M	10,692	10,415	2.7
Prepaid	33,669	31,024	8.5
MARKET SHARE[1]	33.1%	33.0%	0.1 p.p.
Postpaid[1]	37.0%	39.0%	(2.0) p.p.
Prepaid[1]	28.9%	27.1%	1.8 p.p.
ARPU (R$/month)	27.3	29.0	(5.6)
Postpaid (Human)	49.7	51.3	(3.1)
M2M	3.0	3.0	(0.8)
Prepaid	12.1	12.5	(3.5)
MONTHLY CHURN	2.9%	3.1%	(0.2) p.p.
Postpaid (ex-M2M)	1.1%	1.5%	(0.4) p.p.
Prepaid	4.8%	5.1%	(0.3) p.p.

Total Mobile Subscribers reached 79,682 thousand at the end of 1Q21, a 6.6% increase y-o-y, with a market share of 33.1% in March 2021, maintaining undisputed leadership in the mobile business. The Covid-19 pandemic drastically increased the demand for quality coverage, a feature in which Vivo stands out.

In the postpaid segment, Telefônica Brasil reached 46,013 thousand accesses in 1Q21, up 5.2% y-o-y and accounting for 57.7% of the total mobile customer base. Postpaid net additions recorded 1,143 thousand new accesses in the quarter, the highest level since the end of 2017, driven by the migration of prepaid customers to hybrid plans. The partnerships with digital services also contributed to increase the attractiveness of the portfolio, including plans that offer unique language course apps, like +Babbel, and unlimited access to magazines and newspapers, with GoRead, that lead to additional ARPU and customer engagement.

The prepaid customer base reached 33,669 thousand accesses at the end of March 2021, up 8.5% y-o-y, with a market share of 28.9% in March 2021 (+1.8 p.p. y-o-y). In terms of net additions, the volume decelerated slightly, given that these customers have higher correlation with the country’s economic performance. 1Q21 was marked by the gap between Government incentives, that ended at the end of 2020, and the resumption of activities in the country, contributing to the slowdown in this segment, on the quarterly comparison.

In the Machine-to-Machine (M2M) segment, the access base reached 10,692 thousand customers, up 2.7% y-o-y. The Company is also leading in this business, with 35.5% market share in March 2021.

Mobile ARPU fell 5.4% y-o-y in 1Q21, reflecting the greater increase of customers in the prepaid and hybrid segments, which have lower average spend when compared to the pure postpaid segment.

1 Data published by Anatel referring to March 2021.

4

Financial Performance

Consolidated in R$ million	1Q21	1Q20	∆% YoY
NET MOBILE REVENUE	7,147	7,070	1.1
Mobile Service Revenue	6,503	6,489	0.2
Postpaid	5,281	5,314	(0.6)
Prepaid	1,222	1,176	4.0
Handset Revenues	644	581	10.9

Net Mobile Revenues increased 1.1% y-o-y in 1Q21, due to the positive performance of service and handset revenues.

Mobile Service Revenues saw a slight improvement, +0.2% y-o-y in 1Q21, reflecting the 4.0% upturn in Prepaid Revenues, thanks to a combination of more customers and higher recharge volume, mainly through digital channels. At the end of March 2021, more than 80% of prepaid accesses were on the Vivo Turbo weekly offer, ensuring increased recharge recurrence and, therefore, improved revenue predictability.

Postpaid Revenues[10] declined 0.6% y-o-y in 1Q21, due to higher wholesale revenues in 1Q20. Excluding this effect, Postpaid Revenues grew 0.2% y-o-y in the quarter, mainly due to customer base growth supported by the migration of prepaid customers to the hybrid segment.

We remain focused on strengthening our value proposition, expanding the attractiveness of our offers through partnerships with digital content providers.

In the hybrid segment, Vivo Easy continues to be a trend among young people. This is a 100% digital and customizable plan which more than doubled its number of customers on an annual comparison.

Net Handset Revenues jumped 10.9% y-o-y. The launch of mobile devices, such as Apple and Samsung, with new features, contributed to the evolution of this line. In addition, the positive performance shows the sales department’s agility and ability to reinvent itself. Despite physical stores being partially closed due to the Covid-19 pandemic, our team was able to offer alternative service models, including drive-thru, and continuous improvements to the virtual store’s interactivity and navigability.

1 - Postpaid revenues includes M2M, NICs, wholesale and other.

5

FIXED LINE BUSINESS

Operating Performance

Thousand	1Q21	1Q20	∆% YoY
TOTAL FIXED SUBSCRIBERS	16,127	18,333	(12.0)
Core fixed subscribers[1]	6,134	5,780	6.1
FTTx	5,220	5,027	3.8
FTTH	3,746	2,652	41.2
IPTV	914	753	21.3
Non-core fixed subscribers	9,993	12,553	(20.4)

ARPU | FTTH (R$/month)	94.7	81.5	16.2
ARPU | IPTV (R$/month)	119.6	117.0	2.2

Core fixed subscribers1 / Total Fixed subscribers	38.0%	31.5%	6.5 p.p.
Non-core fixed subscribers2 / Total Fixed subscribers	62.0%	68.5%	(6.5) p.p.

Total Fixed Accesses came to 16,127 thousand in 1Q21, a 12.0% decline from 1Q20, explained by the maturity of non-core services (fixed voice, xDSL and DTH), which generates a considerable volume of disconnections, despite the successful migration of customers to more advanced technologies.

Core Accesses[11] totaled 6,134 thousand in 1Q21, a 6.1% increase y-o-y. This performance is a result of the Company's strategy, focused on expanding the fiber network, which allows us to offer high-quality connection and higher speeds, driving not only the expansion of the FTTH customer base (+ 41.2% y-o-y ), but also IPTV (+ 21.3% y-o-y).

We closed 1Q21 with more than 3.7 million FTTH accesses after a record 368 thousand net additions in the quarter, proving the importance of the service and differentiated quality associated with Vivo’s product. These features led to a 16.2% y-o-y rise in FTTH ARPU in 1Q21.

IPTV followed the same trend, given that around 20% of the gross additions in FTTH are bundled with IPTV. We currently have more than 900 thousand accesses and saw a 2.5% y-o-y ARPU growth in the quarter. This service combines our unparalleled fiber network with the best technology available, in terms of content and navigability.

Non-Core Accesses[12] continued to decline as a percentage of total fixed access (-6.5 p.p. y-o-y in 1Q21), as we improved our customer mix.

1 FTTx and IPTV.

2 Fixed voice, xDSL and DTH.

6

Financial Performance
Consolidated in R$ million	1Q21	1Q20	∆% YoY
NET FIXED REVENUE	3,702	3,754	(1.4)
Core fixed revenue[1]	2,416	2,060	17.2
FTTx	1,311	1,090	20.3
FTTH	1,010	626	61.2
IPTV	325	258	25.9
Corporate Data, ICT and others	780	712	9.5
Non-core fixed revenue[2]	1,286	1,694	(24.1)

Core fixed revenue / Net fixed revenue	65.3%	54.9%	10.4 p.p.
Non-core fixed revenue / Net fixed revenue	34.7%	45.1%	(10.4) p.p.

Fixed Core Revenues[13] grew 17.2% y-o-y in 1Q21, reflecting the assertiveness of the sales strategy combined with excellent customer experience, which enabled us not only to capture more customers but also adjust prices. As a result, FTTx Revenues grew 20.3% y-o-y in the quarter, boosted by the significant performance of FTTH Revenues (+61.2% y-o-y). In 1Q21, our fiber network expanded to 10 new cities, adding 387 thousand homes passed (HPs). At the end of the quarter, we had 16.3 million HPs distributed over 276 cities. This capillarity allows us to accelerate the volume of connected customers, increasing the network’s penetration rate and, as a result, capturing investment returns.

IPTV is also increasingly associated with fiber connectivity, which reinforces the Company’s value proposition. In 1Q21, IPTV Revenues grew 25.9% y-o-y.

In the B2B segment, 1Q21 was a quarter of recovery, following a few months of contraction arising from the postponement of investments by companies due to the pandemic. Consequently, Corporate data, IT and other revenues increased 9.5% y-o-y in 1Q21, as a result of the complete portfolio of products and services (ex. IT, cloud and cybersecurity) offered by the Company.

We are focused on consolidating Vivo as a benchmark in terms of technology and digital services, thereby changing the Company’s revenue profile. As a result, Core Fixed Revenues accounted for 65.3% of Net Fixed Revenues in 1Q21, whereas Non-core Fixed Revenues[14] maintained their downward trend, continuously declining as a percentage of total fixed revenues (34.7% in 1Q21; -10.4 p.p. y-o-y), pointing towards positive prospects in the near future.

1 FTTx, IPTV, Corporate data and IT, Wholesale and other fixed revenues.

2 Fixed voice, xDSL and DTH.

7

DIGITAL BUSINESS

Based on the strategic pillar #temtudonaVivo (Vivo has everything), we are strengthening the Company as a platform to distribute products and services while we continue to advance in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

Financial Services

This vertical is one of the Company’s priorities, with the purpose of offering services that create value for our customers.

In this context, we are accelerating Vivo Money, our personal loan service, initially focused on customers from the postpaid and hybrid segments. This product’s uniqueness lies mainly in how easy it is to take out the loan, 100% digitally; in addition to the interest rates offered, that are extremely competitive.

The funds are raised through a Credit Rights Investment Fund (FIDC) in which Vivo is, currently, the sole participant. In addition, the use of data analytics ensures greater assertiveness in the product offer. The number of personal loan agreements contracted through the platform more than doubled in 1Q21 versus 4Q20, proving the success of this initiative.

Still in the financial vertical, we have recently announced our new credit card: Vivo Itaucard. The co-branded card unites two strong brands to facilitate access to credit and brings exclusive benefits to Vivo customers, including cashback of up to 10% for purchases on our marketplace and payments in up to 21 interest-free installments for the purchase of handsets and accessories.

The Vivo Itaucard is available at our physical stores and on Vivo’s and Itaú’s websites.

To increase the use of banking services among hybrid and prepaid customers, we recently launched Vivo Pay: our free digital account. In addition to customary financial transactions, such as paying bills and receiving and sending money from and to other banks via Pix, Vivo Pay customers will have access to a virtual prepaid card to be used in on-line stores and credit purchase for apps, including Ifood and Spotify; in addition to offering Internet bonuses when topping-up.

Health

In the health and wellness vertical, we launched Vida V, a digital platform that will offer telemedicine services such as medical consultations, discounts at pharmacies and more.

The new service, which can be purchased by any consumer, was developed in conjunction with Teladoc Health, the world leader in telemedicine. The launch is scheduled for the second half of this year and is another step in creating a health and wellness hub around Vivo.

Marketplace

Aiming to increase the loyalty and profitability of Vivo’s customer base, we expanded our partnership with the engagement platform Dotz. With the new agreement, extended for five years, Vivo’s products and services will be sold through Dotz’s marketplace, providing more alternatives to accumulate points.

8

In addition, Vivo has the option to acquire a minority interest in Dotz, on the basis of previously agreed conditions and targets.

We also expanded the partnership with CDF - a marketplace of home and technological assistance solutions - in line with our purpose of being a benchmark in the provision of technology support services for connected homes.

In addition to on-site and remote support, the portfolio comprises products such as setting up of Wi-Fi and physical networks; and installation of smart devices, following the upward trend of the Internet of Things market.

In this model, the Company will also have the option to acquire a minority interest in CDF.

These and other future partnerships position us as a Company that goes beyond telecommunication services and combines a unique set of advantages to capture opportunities to increase revenue and create value in the digital space.

9

COSTS

Consolidated in R$ million	1Q21	1Q20	∆% YoY
TOTAL COSTS	(6,394)	(6,318)	1.2
COST OF SERVICES AND PRODUCTS SOLD	(1,916)	(1,603)	19.5
Services	(1,144)	(976)	17.2
Products sold	(773)	(627)	23.2
COSTS FROM OPERATIONS	(4,478)	(4,714)	(5.0)
Personnel	(1,012)	(988)	2.4
Commercial and Infrastructure	(3,011)	(3,044)	(1.1)
Provision for Bad Debt	(364)	(455)	(20.0)
General and Administrative Expenses	(303)	(305)	(0.6)
Other Net Operating Revenues (Expenses)	213	77	175.1
Recurring Total Costs[1]	(6,394)	(6,393)	0.0

As of this quarter, we will present a new classification of costs, separating those directly related to revenue generation from those related to operations and maintenance of the Company’s activities. The former breakdown is available on Exhibit I of this document and on the Investor Relations website.

Total Costs[15], excluding depreciation and amortization expenses, came to R$6,394 million in the quarter, remaining practically in line with the previous year, despite accelerated inflation (IPCA-12M), that grew 6.1%.

Cost of Goods and Services Sold was up 19.5%, reflecting the improved commercial performance in 1Q21, mainly in the B2B segment and in e-commerce B2C channels.

•	Services Sold – +17.2% y-o-y. This change mainly reflects higher costs with B2B services, digital content and regulatory fees, and has a correlation with the corresponding revenues generated.

•	Goods Sold – +23.2% y-o-y, due to higher sales volume of mobile devices and accessories, in addition to the partial recovery of the B2B segment.

Operating Costs declined 5.0% y-o-y in 1Q21, as a result of the Company’s incessant focus on efficiencies and cost management.

•	Personnel – +2.4% y-o-y, due to the adjustment of salaries and benefits.

•	Commercial and Infrastructure – a 1.1% decline versus 1Q20. The adoption of digital channels, whose cost is lower than the physical ones, significantly contributed to offsetting the increase in this line, in addition to the ability to use digitalization and automation tools in processes that make up the customer journey (e-billing, AURA virtual assistant, Meu Vivo app and Bot), which resulted in lower costs related to invoicing, call center and back offices.

1 - Excludes the positive effect related to the sale of towers and rooftops in the amount of R$75.7 million in 1Q20.

10

•	Provision for Bad Debt – a 20.0% drop y-o-y, closing 1Q21 at R$364 million and corresponding to 2.3% of gross revenues. This performance reflects the Company's successful initiatives and collection efforts, partially to mitigate the effects of the Covid-19 pandemic.

•	General and Administrative – a 0.6% decrease y-o-y in 1Q21, due to lower expenses related to building maintenance and IT equipment.

•	Other Operating Revenues (Expenses) – revenues of R$213 million in 1Q21, mainly due to lower tax, civil and regulatory contingencies, and higher tax recoveries in the period.

EBITDA

Recurring EBITDA[16] (earnings before interest, taxes, depreciation, and amortization) totaled R$4,455 million in 1Q21, up 0.5% over 1Q20, accompanied by a margin of 41.1% (+0.1 p.p. y-o-y). This performance reflects increased core revenues combined with the decline of non-core revenues as a percentage of total revenues and the Company’s strict cost control.

Reported EBITDA fell 1.1% y-o-y and Reported EBITDA margin declined by 0.6 p.p. in the same period due to the positive effect from the sale of towers in 1Q20.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	1Q21	1Q20	∆% YoY
DEPRECIATION AND AMORTIZATION	(2,905)	(2,745)	5.9

Depreciation and e Amortization grew 5.9% over 1Q20, reflecting higher depreciation of the asset base and rise in the number of leasing contracts.

FINANCIAL RESULT

Consolidated in R$ million	1Q21	1Q20	∆% YoY
FINANCIAL RESULT	(315)	(195)	61.7
Income from Financial Investments	30	45	(33.8)
Debt Interest	(188)	(140)	35.1
Monetary and Exchange Variation and Others	(156)	(100)	55.8

In 1Q21, the Financial Result was an expense of R$315 million, 61.7% higher than in 1Q20, mainly due to an increase in debt related to contracts recognized as leasing under IFRS16.

1 - Excludes the positive effect related to the sale of towers and rooftops in the amount of R$75.7 million in 1Q20.

11

NET INCOME

In 1Q21, Net Income came to R$942 million, 18.3% down y-o-y, reflecting increased depreciation and financial expenses, partially offset by lower tax expenses in the period.

CAPEX

Consolidated in R$ million	1Q21	1Q20	∆% YoY
Network	1,617	1,384	16.8
Technology, Information System and Others	327	263	24.1
CAPITAL EXPENDITURES | EX-IFRS 16	1,943	1,648	18.0
IFRS 16 | Leasing	1,019	130	681.4
TOTAL | IFRS 16	2,962	1,778	66.6

CAPITAL EXPENDITURES EX-IFRS 16 / NET REVENUE	17.9%	15.2%	2.7 p.p.

Capex reached R$1,943 million in 1Q21, equivalent to 17.9% of Net Operating Revenue for the quarter. Most of this amount was allocated to the expansion of the fiber network, which reached 276 cities at the end of 1Q21, and the connection of new customers with FTTH and IPTV. In the mobile segment, we strengthened the capacity of 4G and 4.5G networks to ensure service quality in face of growing demand.

Including the effect of IFRS 16, there was a 66.6% upturn y-o-y due to the one-off effect of renegotiations of long-term rental contracts in the period.

CASH FLOW[17]

Consolidated in R$ million	1Q21	1Q20	∆% YoY
Recurring EBITDA	4,455	4,431	0.5
Capital Expenditures	(1,943)	(1,648)	18.0
Taxes and Net Financial Result	(349)	(196)	77.9
Working Capital Variation	535	70	665.2
FREE CASH FLOW FROM BUSINESS ACTIVITIES	2,698	2,657	1.5
IFRS16 | Lease Payments	(499)	(538)	(7.2)
FREE CASH FLOW AFTER LEASE PAYMENTS	2,199	2,120	3.7
Proceeds from the Sale of Assets	0	470	n.a.
FREE CASH FLOW AFTER LEASE PAYMENTS AND NON-RECURRING EFFECTS[1]	2,199	2,590	(15.1)

Free Cash Flow after Leasing Payments totaled R$2,199 million in 1Q21, 3.7% or R$79 million more than in 1Q20, mainly due to improved financial indicators and working capital management, besides lower leasing payments in the period.

1 In 1Q20: includes R$470 million received from the sale of towers and rooftops.

12

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2,5% a 5,5%	2023	0.04	0.04	0.09
Suppliers	R$	108,3% a 149,0% of CDI	2022	491	20	511
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0,5%	2021	30	0	30
Debentures 5th Issue - Single Series	R$	108,25% do CDI	2022	1,000	0	1,000
Financial Leases	R$	IPCA	2033	34	305	339
ISSUANCES | EX-IFRS 16				1,555	325	1,880
IFRS 16 Effects | Leasing	R$	IPCA	2044	2,483	8,483	10,966
TOTAL | IFRS 16				4,038	8,808	12,846

Net Debt | ex-IFRS 16	Long-term Debt Profile

Consolidated in R$ million	03/31/2021	12/31/2020	03/31/2020	1Q21
Short-Term Debt	1,555	1,461	2,761	Year	Pro forma	IFRS 16
Long-Term Debt	325	1,303	1,882		(R$ million)	(R$ million)
Total Debt	1,880	2,763	4,643	2022	61	2,399
Cash and Cash Equivalents	(6,903)	(5,764)	(5,493)	2023	35	2,149
Derivatives	(7)	6	(1)	2024	32	1,604
Contingent Consideration Guarantee Asset[1]	0	0	(487)	2025	29	953
Net Cash	(5,030)	(2,995)	(1,337)	After 2025	168	1,702
Net Debt / EBITDA AL2	(0.33)	(0.20)	(0.08)	Total	325	8,808

The Company closed 1Q21 with gross debt2 of R$1,880 million, 100% denominated in local currency, a 59.5% drop y-o-y due to the settlement of loans and financing in the period.

Excluding the effect of IFRS 16, the Company recorded net cash of R$5,025 million in the quarter, reflecting increased cash generation in the period. Considering the effect of IFRS 16, net debt closed 1Q21 at R$5,936 million.

1 Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

2 Excluding the effects of IFRS 16.

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RETURN TO SHAREHOLDERS

In 1Q21, the Board of Directors approved the payment of interest on equity totaling the gross amount of R$700 million. This will be considered as part of the mandatory minimum dividends for fiscal year 2021, ad referendum of the Annual Shareholders' Meeting to be held in 2022, and payments will be made as described in the table below, which also includes the amounts per share to be distributed.

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount(BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC (based on Mar-21)	04/15/2021	04/30/2021	280	1,200	Common	0.166114	0.141197	up to 07/31/2022
IOC (based on Feb-21)	03/18/2021	03/31/2021	270	1,200	Common	0.160098	0.136084	up to 07/31/2022
IOC (based on Jan-21)	02/12/2021	02/26/2021	150	221	Common	0.088896	0.075561	up to 07/31/2022

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount(BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
Dividends (based on Dec-20)	04/15/2021	04/15/2021	1,588	1,200	Common	0.941818	0.941818	10/05/2021
Dividends (based on Nov-20)	11/12/2020	12/28/2020	1,200	1,200	Common	0.710827	0.710827	10/05/2021
IOC (based on Nov-20)	11/12/2020	12/28/2020	260	221	Common	0.154013	0.130911	07/13/2021
IOC (based on Oct-20)	11/16/2020	11/27/2020	400	340	Common	0.236902	0.201367	07/13/2021
IOC	09/17/2020	09/28/2020	650	552.5	Common	0.360985	0.306837	07/13/2021
(based on Aug-20)					Preferred	0.397084	0.337521
IOC	06/17/2020	06/30/2020	900	765	Common	0.499826	0.424852	07/13/2021
(based on May-20)					Preferred	0.549808	0.467337
IOC	03/19/2020	03/31/2020	150	127.5	Common	0.083304	0.070809	07/13/2021
(based on Feb-20)					Preferred	0.091635	0.077890
IOC	02/14/2020	02/28/2020	270	229.5	Common	0.149948	0.127456	07/13/2021
(based on Jan-20)					Preferred	0.164942	0.140201

In addition, the Company has been regularly executing its Share Buyback Program currently in effect, ending 1Q21 with 4.5 million shares in Treasury. In April 2021, we acquired an additional 0.9 million shares, increasing the number of treasury shares to 5.4 million, or 0.32% of Total Capital.

03/31/2021	Common/Total
Controlling Group	1,244,241,119
73.6%
Minority Shareholders	442,221,952
26.2%
Treasury	4,521,852
0.3%
Total Number of Shares	1,690,984,923

14

VIVT3 shares closed 1Q21 at R$44.23, down 4.9% from the closing price at the end of 2020, with average daily traded volume of R$144.5 million.

In the same period, the ADRs (VIV) closed 1Q21 at US$7.87, down 11.1% influenced by the exchange rate deterioration. The average daily traded volume was of US$13.2 million.

The chart below shows the Company's stock performance in the past 12 months:

15

ESG – ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Telefônica Brasil’s business model is designed to contribute to the country’s growth, offering high-quality connection and services that bring people closer and facilitate their lives. The Company’s purpose to “Digitalize to bring closer” seeks to go beyond the financial result by developing programs and projects to promote, in addition to efficiency, environmental preservation and the well-being of society.

In the Environmental dimension, Telefônica Brasil aims to boost its initiatives related to climate change, reinforcing its actions towards the best environmental, social and governance (ESG) practices. As a result, the Company increased the weight of the target to reduce CO2 emissions in the bonus of all its executives, from 1% to 5%. Since 2019, 20% of the variable compensation of the Company’s executives is related to ESG aspects, including the reduction of greenhouse gas emissions (GHG), customer experience and diversity, aiming to ensure that sustainability is increasingly more integrated with our business strategy.

Initiatives towards a more renewable energy matrix are one of the pillars in the Company’s strategy to fight against climate change. As a result, the Company is committed to efficiently consuming energy and prioritizing renewable sources that bring environmental and economic benefits. In this context, it launched its first solar power plant in the Northern Region, in the city of Marabá, state of Pará. The plant has a generation capacity of 2,190 MWh/year, which will be used to serve 632 consumer units, including stores, towers and transmission equipment, adding to the Company’s 15 plants that are already operating in the country. The plant was installed in partnership with Athon Energia, generating 110 direct and 60 indirect jobs in the construction phase and, when operational, it should generate additional 20 direct jobs. The Marabá plant adds to Telefônica Brasil’s 15 operating plants in the country, contributing to the target of putting 70 solar, hydroelectric and biogas plants into operation by December 2021.

In the Social dimension, Telefônica Brasil is the first Brazilian company of its sector to be ISO 26000 certified, proving the Company’s a successful performance and management related to Corporate and Social Responsibility themes, including human rights, diversity and social impact. Telefônica Brasil follows guidelines that comply with the best market practices, including initiatives for our employees, associates, suppliers and society in general, reinforcing the commitment to support all stakeholders in a structured, consistent and lasting manner.

Telefônica Vivo Foundation, in line with the best practices of transparency and open communication with our stakeholders and the society, launched its Social Report 2020, featuring the operational highlights of 2020, how the Company faced the pandemic and our work to transform the lives of people and communities through education.

In addition, in order to continue combating the impacts of the pandemic, Telefônica Vivo Foundation, in partnership with the organization Gerando Falcões, launched the campaign ‘Unidas no combate à fome’ (United to fight hunger) to raise funds that will be used to buy food kits for families in extreme social vulnerability, with the support of the Panela Cheia Movement. For each kit donated, Telefônica Vivo will donate two more and Gerando Falcões will send digital vouchers to each family to purchase their goods locally. As a result, we will prevent agglomerations and the logistical difficulties of physically delivering the kits, in addition to stimulating the commercial activity of local businesses.

16

In the Governance front, the Company has the best reputation in the sector, as a result of structural initiatives implemented to reinforce the presence of its values and principles in the entire operation and value chain, as well as the commitment to maintain and improve its business during the Covid-19 pandemic, without neglecting corporate and social responsibility. In the 7th edition of the Corporate Reputation Monitor (Merco) field study, Telefônica Brasil continued to have the sector’s best result in the national ranking, moving up 13 positions versus 2019, from 46th to 33rd. In addition, the Company was recognized by the Canaltech Award in the “Most renowned IT – Telecom brand” category, after evaluation by a technical panel composed of journalists and technology experts, as well as an online vote.

For more information on Telefônica Brasil’s ESG initiatives, access our 2020 Sustainability Report.

17

INCOME STATEMENT[20][21]

Consolidated in R$ million	1Q21	1Q20	∆% YoY
Gross Operating Revenue	16,036	15,804	1.5
Net Operating Revenue	10,849	10,825	0.2
Core Revenue[1]	9,563	9,131	4.7
Mobile core revenue	7,147	7,070	1.1
Fixed core revenue	2,416	2,060	17.2
Non-core Revenue[2]	1,286	1,694	(24.1)
Total Costs	(6,394)	(6,318)	1.2
Cost of Services and Products sold	(1,916)	(1,603)	19.5
Services	(1,144)	(976)	17.2
Products sold	(773)	(627)	23.2
Costs from Operations	(4,478)	(4,714)	(5.0)
Personnel	(1,012)	(988)	2.4
Commercial and Infrastructure	(3,011)	(3,044)	(1.1)
Provision for Bad Debt	(364)	(455)	(20.0)
General and Administrative	(303)	(305)	(0.6)
Other Net Operating Revenue (Expenses)	213	77	175.1

EBITDA	4,455	4,507	(1.1)
EBITDA Margin %	41.1%	41.6%	(0.6) p.p.

Depreciation and Amortization	(2,905)	(2,745)	5.9

EBIT	1,550	1,762	(12.1)

Financial Result	(315)	(195)	61.7

Gain (Loss) on Investments	2	1	n.a.

Taxes (Income tax / Social contribution)	(295)	(415)	(28.9)

Net Income	942	1,153	(18.3)

1 Total Revenue excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

18

BALANCE SHEET

Consolidated in R$ million	03/31/2021	12/31/2020	∆%
ASSETS	111,251	108,738	2.3
Current Assets	21,899	19,061	14.9
Cash and Cash Equivalents	6,898	5,762	19.7
Accounts Receivable	8,150	8,183	(0.4)
Inventories	1,012	633	59.9
Other current assets	5,839	4,483	30.2
Non-Current Assets	89,353	89,678	(0.4)
Accounts Receivable	384	380	1.0
Guarantees and Deposits	2,797	2,813	(0.6)
Other assets	1,492	1,550	(3.7)
Property, Plant and Equipment, Net	44,309	44,353	(0.1)
Intangible Assets, Net	40,372	40,582	(0.5)
LIABILITIES AND SHAREHOLDERS' EQUITY	111,251	108,738	2.3
LIABILITIES	41,233	39,182	5.2
Current Liabilities	20,534	17,875	14.9
Accounts Payable and Suppliers	8,457	7,377	14.6
Taxes, Fees and Contributions	2,327	1,607	44.7
Loans, Financing, Debentures and Leasing	4,038	3,683	9.7
Interest on Capital and Dividends	4,225	3,866	9.3
Provisions and Contingencies	444	418	6.4
Other Liabilities	1,044	924	12.9
Non-Current Liabilities	20,698	21,307	(2.9)
Accounts Payable	334	323	3.5
Deferred Income Tax and Social Contribution	4,701	4,415	6.5
Loans, Financing, Debentures and Leasing	8,808	9,557	(7.8)
Provisions and Contingencies	5,033	5,192	(3.1)
Other Liabilities	1,822	1,820	0.1
SHAREHOLDERS' EQUITY	70,019	69,557	0.7

19

EXHIBIT I

The spreadsheet with the historical data shown below is also available on the Investor Relations website: http://ri.telefonica.com.br/en/results-and-notices/results-center.

Consolidated in R$ million	1Q20	∆% YoY	2Q20	∆% YoY	3Q20	∆% YoY	4Q20	∆% YoY	1Q21	∆% YoY
Net Operating Revenue	10,825	(1.4)	10,317	(5.1)	10,792	(2.3)	11,193	(1.6)	10,849	0.2
Core Revenue	9,131	2.5	8,734	(1.6)	9,337	1.8	9,828	3.2	9,563	4.7
Mobile core revenue	7,070	(0.1)	6,618	(5.1)	7,163	0.0	7,569	1.6	7,147	1.1
Fixed core revenue	2,060	12.9	2,116	10.9	2,174	8.3	2,259	9.1	2,416	17.2
Non-core Revenue	1,694	(18.1)	1,583	(20.4)	1,455	(22.6)	1,365	(26.4)	1,286	(24.1)

Total Costs	(6,318)	(4.5)	(6,214)	(5.9)	(6,470)	(0.6)	(6,316)	(1.5)	(6,394)	1.2
Cost of Services and Product Sold	(1,603)	(7.4)	(1,536)	(5.5)	(1,906)	8.9	(2,026)	6.6	(1,916)	19.5
Services	(976)	(0.2)	(1,044)	19.6	(1,080)	5.8	(1,093)	11.6	(1,144)	17.2
Products sold	(627)	(16.8)	(492)	(34.6)	(826)	13.2	(934)	1.3	(773)	23.2
Costs from Operations	(4,714)	(3.4)	(4,679)	(6.0)	(4,564)	(4.0)	(4,290)	(4.9)	(4,478)	(5.0)
Personnel	(988)	9.4	(916)	(0.7)	(926)	(1.1)	(910)	(8.6)	(1,012)	2.4
Commercial and Infrastructure	(3,044)	(6.7)	(3,012)	(9.6)	(3,107)	(1.7)	(2,932)	(1.1)	(3,011)	(1.1)
Provision for Bad Debt	(455)	6.7	(531)	33.6	(375)	(15.2)	(380)	(8.9)	(364)	(20.0)
General and Administrative Expenses	(305)	(0.3)	(309)	0.6	(290)	(9.6)	(312)	(8.0)	(303)	(0.6)
Other Net Operating Revenues (Expenses)	77	416.0	88	n.a.	135	27.2	244	18.1	213	175.1

Recurring Total Costs	(6,393)	(3.3)	(6,214)	(5.9)	(6,470)	(1.5)	(6,316)	(3.4)	(6,394)	0.0

EBITDA	4,507	3.4	4,103	(3.8)	4,322	(4.8)	4,877	(1.8)	4,455	(1.1)
Margem EBITDA %	41.6%	1.9 p.p.	39.8%	0.5 p.p.	40.0%	(1.1) p.p.	43.6%	(0.1) p.p.	41.1%	(0.6) p.p.

EBITDA Recorrente	4,431	1.6	4,103	(3.8)	4,322	(3.5)	4,877	0.8	4,455	0.5
Margem EBITDA Recorrente %	40.9%	1.2 p.p.	39.8%	0.5 p.p.	40.0%	(0.5) p.p.	43.6%	1.0 p.p.	41.1%	0.1 p.p.

20

CONFERENCE CALL

Date: May 12, 2021 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•	Brazil: (+55 11) 3181-8565 or (+55 11) 4210-1803

•         USA: (+1 412) 717-9627

•         United Kingdom: (+44 20) 3795-9972

•         Spain: (+34 91) 038-9593

Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast in English.

Click here to access the webcast in Portuguese.

A replay of the conference call will be available one hour after the event, until May 19, 2021, at (+55 11) 3193-1012 (Code: 8446086#).

TELEFÔNICA BRASIL

Investor Relations

Christian Gebara

David Melcon

Luis Plaster

João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 11, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director